SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 12/17

Change of Chief Financial and Investor Relations Officer

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELP), BM&FBOVESPA (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), announces to its shareholders and to the market in general that  Mr. Adriano Rudek de Moura is  Copel's  new  Chief  Financial  and  Investor  Relations.  He was elected by the 151st  Extraordinary Board of Directors' Meeting held today, May 15, 2017,  to replace Mr. Luiz Eduardo da Veiga Sebastiani.

Mr. Moura has a bachelor's degree in Accounting and a specialization degree in Controllership and Finance from University of São Paulo – USP. With thirty-four years’ experience in the financial area, he has built a great part of his career at the multinational Electrolux, a leading global company in home appliances, present in over 150 countries. He has an extensive experience in Strategic, Financial, Tax and Corporate Planning, Investment Analysis, M&A, Cash Management and Asset Exposure, Pricing & Revenue Management, Corporate Governance, Internal Controls (SOX), Reports (IFRS, CPCs, Group Accounting Manual), Compliance (Accounting & Tax), IT, Investor Relations, Financial Institutions, External Audit and Government.

He has occupied several management positions at Electrolux and, for the last 14 years, he has worked as the Vice President of Finance, Administration and Investor Relations for Electrolux's Latin American operations.

The new Chief Financial and Investor Relations Officer will take office tomorrow, May 16, 2017.

Curitiba, May 15, 2017.

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.